Exhibit 12.1
Statement of Computation of Ratio of Earnings to Fixed Charges

					Six Months
					Ended
					June 30,
	2003	2004	2005	2006	2007
	(in thousands)
Earnings
Income From Continuing Operations *	104,958	112,658	138,639	158,538	72,082
Fixed Charges	93,294	80,695	93,414	101,905	56,321
Distributed Income of Equity Investment	28,003	47,213	37,085	63,483	68,159
Capitalized Interest	(5,290)	(4,227)	(6,759)	(10,681)	(6,803)

Total Earnings	220,965	236,339	262,379	313,245	189,759

Fixed Charges
Interest Expense	84,250	72,053	81,861	86,171	44,996
Capitalized Interest	5,290	4,227	6,759	10,681	6,803
Rental Interest Factor	3,754	4,415	4,794	5,053	4,522

Total Fixed Charges	93,294	80,695	93,414	101,905	56,321

Ratio: Earnings / Fixed Charges	2.37	2.93	2.81	3.07	3.37

*	Excludes discontinued operations, gain on sale of assets, provision for taxes and undistributed equity earnings.